

September 24, 2012

Via E-mail
Mr. Robert J. Barish
Senior Vice President and Controller
Verizon Communications Inc.
140 West St.
New York, NY 10007

> **Re:** **Verizon Communications Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-08606**

Dear Mr. Barish:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 15

Breached of network or information technology security, natural disasters or…, page 17

1. We note your response to comment 1 from our letter dated August 27, 2012 in which you state that you will revise your risk factor disclosure in your Form 10-K based on the facts and circumstances at the time. We also note that in your response you acknowledge that you have been subject, and will likely continue to be subject, to attempts to breach the security of your networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access. It does not appear that you have previously disclosed to your investors that this risk is one that you are currently subject to and actively working to prevent. Beginning with your next Form 10-Q, please confirm that you will disclose that you have been subject, and will likely continue to be subject, to attempts to breach the security of

your networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director